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                                                              File No. 70-08925

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   Post-Effective Amendment No. 4 to Form U-1


                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


THE COLUMBIA GAS SYSTEM, INC.                      COLUMBIA ENERGY SERVICES CORPORATION
COLUMBIA GAS SYSTEM SERVICE CORPORATION            COLUMBIA ENERGY MARKETING CORPORATION
COLUMBIA LNG CORPORATION                           COLUMBIA SERVICE PARTNERS, INC.
COLUMBIA ATLANTIC TRADING CORPORATION              121 Hill Pointe Drive
12355 Sunrise Valley Drive                         Suite 100
Suite 300                                          Canonsburg, PA 15317
Reston, VA 20191-3458
                                                   COLUMBIA GULF TRANSMISSION COMPANY
TRISTAR VENTURES CORPORATION                       COLUMBIA GAS TRANSMISSION CORPORATION
TRISTAR CAPITAL CORPORATION                        1700 MacCorkle Avenue, S.E.
TRISTAR PEDRICK LIMITED CORPORATION TRISTAR        Charleston, WV 25314
PEDRICK GENERAL CORPORATION TRISTAR
BINGHAMTON LIMITED CORPORATION                     COLUMBIA NETWORK SERVICES CORPORATION
TRISTAR BINGHAMTON GENERAL CORPORATION             CNS MICROWAVE, INC.
TRISTAR VINELAND LIMITED CORPORATION               1600 Dublin Road
TRISTAR VINELAND GENERAL CORPORATION               Columbus, OH 43215-1082
TRISTAR RUMFORD LIMITED CORPORATION
TRISTAR GEORGETOWN GENERAL CORPORATION             COMMONWEALTH PROPANE, INC.
TRISTAR GEORGETOWN LIMITED CORPORATION             COLUMBIA PROPANE CORPORATION
TRISTAR FUEL CELLS CORPORATION                     9200 Arboretum Parkway, Ste 140
TVC NINE CORPORATION                               Richmond, VA 23236
TVC TEN CORPORATION
TRISTAR SYSTEM, INC.                               COLUMBIA GAS OF KENTUCKY, INC.
205 Van Buren                                      COLUMBIA GAS OF OHIO, INC.
Herndon, VA 22070                                  COLUMBIA GAS OF MARYLAND, INC.
                                                   COLUMBIA GAS OF PENNSYLVANIA, INC.
COLUMBIA NATURAL RESOURCES, INC                    COMMONWEALTH GAS SERVICES, INC.
900 Pennsylvania Avenue                            200 Civic Center Drive
Charleston, WV  25302                              Columbus, OH 43215


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              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
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               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458
(Name and address of agent for service)(Other Agents for Service are Listed on the Reverse Side of the Front Cover)


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Names and Addresses of Subsidiary Company Agents for Service:

M. A. CHANDLER, Treasurer                           S. M. NORDIN, Treasurer
Columbia Natural Resources, Inc.                    Commonwealth Propane, Inc.
900 Pennsylvania Avenue                             Columbia Propane Corporation
Charleston, WV  25302                               9200 Arboretum Parkway, Ste 140
                                                    Richmond, VA 23236
D. DETAR, Treasurer
TriStar Ventures Corporation                        W. J. LAVELLE, Vice President
TriStar Pedrick Limited Corporation                 Columbia Gas of Ohio, Inc.
TriStar Pedrick General Corporation                 Columbia Gas of Kentucky, Inc.
TriStar Binghamton Limited Corporation              Commonwealth Gas Services, Inc.
TriStar Binghamton General Corporation              Columbia Gas of Pennsylvania, Inc.
TriStar Vineland Limited Corporation                Columbia Gas of Maryland, Inc.
TriStar Vineland General Corporation                200 Civic Center Drive
TriStar Rumford Limited Corporation                 Columbus, OH 43215
TriStar Georgetown Limited Corporation
TriStar Georgetown General Corporation              G. A. BARNARD, Assistant Controller
TriStar Fuel Cells Corporation                      Columbia Gas Transmission Corporation
TVC Nine Corporation                                Columbia Gulf Transmission Company
TVC Ten Corporation                                 1700 MacCorkle Avenue,. S. E.
TriStar System, Inc.                                Charleston, WV 25314
205 Van Buren
Herndon, VA 22070                                   D. FURLANO, Treasurer
                                                    Columbia Network Services
S. T. MACQUEEN, Treasurer                           CNS Microwave, Inc.
Columbia LNG Corporation                            1600 Dublin Road
12355 Sunrise Valley Drive                          Columbus, OH 43215-1082
Suite 300
Reston, VA 20191-3458                               ROBERT GUSTAFSON, Controller
                                                    Columbia Energy Services Corporation
J. W. TROST, Vice President                         Columbia Energy Marketing Corporation
Columbia Gas System Service Corporation             Columbia Service Partners, Inc.
12355 Sunrise Valley Drive, Suite 300               121 Hill Pointe Drive
Reston, VA 20191-3420                               Suite 100
                                                    Canonsburg, PA 15317
J. W. GROSSMAN, Treasurer
TriStar Capital Corporation
Columbia Atlantic Trading Corporation
12355 Sunrise Valley Drive
Suite 300
Reston, VA 20191-3458



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               (Names and Addresses of Other Agents for Service)

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       The Application-Declaration as previously filed and amended is hereby amended as follows:

Item 1. Description of Proposed Transaction

       On December 23, 1996, the Commission issued an order to the Columbia Gas System, Inc. ("Columbia") and the non-utility subsidiaries and any other non-utility subsidiary established prior to December 31, 2001, that among other things granted authorization to enter into guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries as may be needed and appropriate to enable them to carry on in the ordinary course of their businesses (HCAR No. 35-26634; 70-8925). The maximum authorized aggregate limit on all such credit support by Columbia and by all non-utility subsidiaries at any time was $500 million. Due to changes in Columbia's strategic goals and business plan for the future, authorization is now being requested to increase the maximum aggregate limit to $2 billion.

       Columbia has established as a goal to increase its investment in generally non-rate regulated businesses. Consistent with this objective, Columbia is pursuing opportunities to grow its gas marketing operations to be among the largest in the nation. In the ordinary course of business, customers may require Columbia Energy Services Corporation (Columbia Energy), Columbia's non-rate regulated natural gas marketing company, from time to time to provide parent company guarantee arrangements, letters of credit or otherwise provide credit support for natural gas purchases. In May 1997, Columbia Energy entered into an agreement to purchase and market the offshore natural gas production for the Kerr-McGee Corporation (Kerr-McGee) of approximately 250 Mmcf per day or 90 Bcf a year. Columbia Energy will manage all of Kerr-McGee's United States natural gas marketing activities including scheduling, nominating and balancing pipeline transportation as well as providing financial risk management services. More recently Columbia Energy purchased PennUnion Energy Services L.L.C. (PennUnion), an energy-marketing subsidiary of the Pennzoil Company. The PennUnion acquisition will add sales of 2.1 Bcf per day, increasing Columbia Energy's trading volumes to more than 3 Bcf per day. Included in Columbia's near-term plans for future growth is the marketing of electricity and other energy commodities.

       Columbia is hereby requesting that the Commission issue a supplemental order under this Application-Declaration, as amended, authorizing Columbia and its existing non-utility subsidiaries and any non-utility subsidiary established prior to December 31, 2001, to increase their aggregate limit to $2 billion for guarantee arrangements, letters of credit, and otherwise provide credit support. Such authorization is consistent with authorizations previously granted by the Commission to Consolidated Natural Gas Co., (HCAR No. 26512).

Item 2. Fees, Commission and Expenses.

       (a) State (i) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(ii) if the proposed transaction involves the sale


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of securities at competitive bidding, the fees and expenses to be paid to counsel selected by the applicant or declarant to act for the successful bidder.

            Services of Columbia Gas System Service Corporation in
            connection with the preparation of this Post-Effective
            Amendment No. 4 to the Application-Declaration.............$1,000
                                                                       ------

       (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the fact with respect thereto.

       The Columbia Gas System Service Corporation will perform certain services at cost as set forth in Item 2(a) above.

Item 5. Procedure

       (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

       As a result of the increased gas marketing activities, as stated in Item 1 above, Columbia requests that that the Commission issue its supplemental order on or before September 26, 1997.

       (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

       Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

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                                   SIGNATURE

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

       The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.







DATE: September 2, 1997                         BY: //s//J. W. Trost
     -----------------------------------           ----------------------------
                                                   J. W. Trost,  Vice President